IVT  Software, Inc.

3840 South Water Street

Pittsburgh, PA 15203

Tel:  412-884-3028 x217

April 14, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: John Harrington
Staff Attorney

Re
Form 8-K/A Filed January 3, 2011
File No. 000-53437

Dear Mr. Harrington:

On behalf of IVT Software,  Inc. (the “Company”), set forth below are the Company’s responses to the Commission’s comments given by letter dated April 5, 2011  from John Harrington, Staff Attorney (the “Comment Letter”).  The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience; we have incorporated into the response letter.

Plan of Operations, page 23

1.	Please update your disclosure to reflect that the first trance was not released March 1, 2011 and explain the reasons why and your current expectations, including whether any commitment has been made.

Response:

Please note that the Commission halted us from proceeding with the filing of a Definitive Information Statement which would have enabled us to complete the corporate actions required of the funders.

We amended this section to state as follows:

We are unable to enter into any formal arrangement or agreement in relationship to funding until the Legal Effective Date for the corporate actions which is 20 days after the filing of a Definitive Information Statement and receiving the approval from FINRA.      Any discussions we have had with funders have been predicated on having a definitive status on the 8K filing.   Upon effectiveness,  we expect an agreement can be reached for the first tranche to arrive within 30-45 days of the formalized agreement. Since no agreement has been signed as yet, we cannot assure that an agreement will in fact be signed and funded.

Liquidity and Capital Resources, page 26

2.
We are unable to locate any disclosure responsive to comment six in our letter dated March 17, 2011. Please discuss your reliance on related party loans to fund your operations in 2010, including payroll expenses, and the reasons why you needed this funding. Clarify whether your expressed belief that you have sufficient funding assumes you will be able to continue to rely on related party loans.

    Response:   We amended the section by adding the following:

Reliance on Third Party Loans

In September 2010 Deric Haddad and Heather Haddad loaned the Company $100,000.    The loan is interest free and was payable March 15, 2011.  On March 15, 2011 the loan was extended until March 15, 2012.  see Exhibit 10-9 filed with this 8K report.

Mrs. Germfree, LLC, a private company owned wholly by Heather Haddad, the spouse of Deric Haddad  made the following loans to Haddad-Wylie Industries, LLC prior to the merger and incorporation of HWI Global:

September 27th, 2010 $5,000 loan from Mrs. Germfree, LLC to Haddad-Wylie Industries, LLC
October 8th, 2010 $6,000 loan from Mrs. Germfree, LLC to Haddad-Wylie Industries, LLC

October 18th, 2010 $1,500 loan from Mrs. Germfree, LLC to Haddad-Wylie Industries, LLC
November 2nd, 2010 ($12,500) loan payment from Haddad-Wylie Industries, LLC to Mrs. Germfree, LLC

The CFO  loaned $12,000 to the Company in September 2010 to pay payroll expenses.  The loan is due on demand and is non-interest

During periods when the number of clean room construction projects is low or the number of projects has increased from low sales level periods, related party loans may be relied on for payroll and other expenses.   In addition, related party loans may be relied on because there may be instances when initial payments for the purchase of materials and sub-contract services for new projects which are beginning are necessary before the company receives initial progress payments from customers.   Historically we have been able to raise funds needed from above sources and believe this capability will be available to us in the future.

We intend to meet our cash requirements for the next 12 months through retained earnings and a combination of debt and equity financing.  Although we are in a discussion with funding sources for equity or debt financing, we currently do not have any definitive arrangements in place to complete any financings and there is no assurance that we will be successful in completing any private placement financings. Furthermore, there is no assurance that any such financing will be available or if available, on terms that will be acceptable to us.  We may not raise sufficient funds to fully carry out our business plan which may adversely affect our revenue and earnings.

Security Ownership of Certain beneficial Owners and management, page 27

3.	The ownership percentages for Mr. Jacobs, Mr. Wylie, and Mr. Habib appear to be miscalculated. Please revise.

Response:

We revised the percentages as follows:

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of December 28, 2010 (i) by each person who is known by us to beneficially own more than 5% of our common stock; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, at 3840 South Water St. Pittsburgh, PA. 15203.

Name and Address			Amount and Nature of		Percentage of
of Beneficial Owner	Office	Title of Class	Beneficial Ownership	Footnote	Class

Deric Haddad	Chief Executive Officer	Common Stock	7,650,083	(3)	57%
3840 South Water St.	Chairman, President,	$0,0001 Par value Per Share
Pittsburgh, Pa. 15203	Board Member

Dick Smith		Common Stock	15,000		*
3840 South Water St.	Chief Financial Officer	$0,0001 Par value Per Share
Pittsburgh, Pa. 15203

Heather Haddad	Vice President,	Common Stock	7,650,083	(3)	57%
3840 South Water St.	Director	$0,0001 Par value Per Share
Pittsburgh, Pa. 15203	Board Member

Christopher Jacobs	Vice President	Common Stock	427,781		3%
3840 South Water St.	Director	$0,0001 Par value Per Share
Pittsburgh, Pa. 15203	Board Member

James Wylie	Vice President,	Common Stock	427,781		3%
3840 South Water St.	Director	$0,0001 Par value Per Share
Pittsburgh, Pa. 15203	Board Member

Peter Habib
3840 South Water St.	Director	Common Stock
Pittsburgh, Pa. 15203	Board Member	$0,0001 Par value Per Share	669,616	(4)	4.9	9%

All Officers & Directors		Common Stock
As a Group		$0,0001 Par value Per Share	8,862,088		66.4%

4.
We note that the shares beneficially owned by Mr. Peter Habib include shares underlying warrants. However you have disclosed elsewhere that these warrants will not be issued until after the forward split. Please revise your footnote to explain this. Also explain that the 316,096 underlying shares disclosed do not include all shares underlying warrants due to the ownership limitation provision of the warrants. Disclose the total number of shares underlying warrants held by Mr. Habib.

Response:

We amended our filings as follows:

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of December 28, 2010 (i) by each person who is known by us to beneficially own more than 5% of our common stock; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, at 3840 South Water St. Pittsburgh, PA. 15203.

Name and Address			Amount and Nature of		Percentage of
of Beneficial Owner	Office	Title of Class	Beneficial Ownership	Footnote	Class

Deric Haddad	Chief Executive Officer	Common Stock	7,650,083	(3)	57%
3840 South Water St.	Chairman, President,	$0,0001 Par value Per Share
Pittsburgh, Pa. 15203	Board Member

Dick Smith		Common Stock	15,000		*
3840 South Water St.	Chief Financial Officer	$0,0001 Par value Per Share
Pittsburgh, Pa. 15203

Heather Haddad	Vice President,	Common Stock	7,650,083	(3)	57%
3840 South Water St.	Director	$0,0001 Par value Per Share
Pittsburgh, Pa. 15203	Board Member

Christopher Jacobs	Vice President	Common Stock	427,781		3%
3840 South Water St.	Director	$0,0001 Par value Per Share
Pittsburgh, Pa. 15203	Board Member

James Wylie	Vice President,	Common Stock	427,781		3%
3840 South Water St.	Director	$0,0001 Par value Per Share
Pittsburgh, Pa. 15203	Board Member

Peter Habib
3840 South Water St.	Director	Common Stock
Pittsburgh, Pa. 15203	Board Member	$0,0001 Par value Per Share	669,616	(4)	4.9	9%

All Officers & Directors		Common Stock
As a Group		$0,0001 Par value Per Share	8,862,088		66.4%

* Less than 1%

1.
"Beneficial Owner" means having or sharing, directly or indirectly (i) voting power, which includes the power to vote or to direct the voting, or (ii) investment power, which includes the power to dispose or to direct the disposition, of shares of the common stock of an issuer. The definition of beneficial ownership includes shares, underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

2.
For each shareholder, the calculation of percentage of beneficial ownership is based upon 13,419,167 shares of Common Stock outstanding as of December 28, 2010, and shares of Common Stock subject to options, warrants and/or conversion rights held by the shareholder that are currently exercisable or exercisable within 60 days, which are deemed to be outstanding and to be beneficially owned by the shareholder holding such options, warrants, or conversion rights. The percentage ownership of any shareholder is determined by assuming that the shareholder has exercised all options, warrants and conversion rights to obtain additional securities and that no other shareholder has exercised such rights.

3.	7,650,083 shares are jointly owned by Deric Haddad, CEO and his spouse Heather Haddad, VP and Director.

4.
The shares owned by Peter Habib in the above table represents 669,616 common shares of which  341,443 common shares were issued to Peter Habib and 328,173 represents warrants to purchase an equal number of common shares of the Company stock within 60 days from the date of issuance of the warrants  following Effective Date of FINRA corporate actions , which together equals 4.99% of the outstanding shares of the Company.

 Peter Habib was issued 341,443 common shares and will be receiving *334,000 Series A warrants and 667,000 Series B Warants to purchase an equal  number of the Company’s common stock par value  $.0001 per share.  In aggregate, Peter Habib will own common shares plus warrants to purchase common shares upon exercise within the next 60 days following Effective Date of FINRA corporate actions.  The warrants contain a  provision that at no time may the Holder convert all or a portion of the Warrants if the number of shares of Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of Common Stock owned by the Holder at such time, the number of shares of Common Stock which would result in the Holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder) more than 4.99% of all of the Common Stock outstanding at such time.

*The warrants have not yet been issued, will only be issued after the effective date of the forward split and  thus will not be adjusted to the forward split.

Certain Relationship and Transactions, page 31

5.
We note your revised disclosure that the September loan of $100,000 by Deric and Heather Haddad is payable on March 15, 2011. Disclosure here and in your Management’s Discussion and Analysis whether the company repaid the loan or whether the loan is in default.

Response:  The loan payable date has been extended until March 15, 2012.  Please note

Exhibit 10-9 filed with this amended 8K report.

Please explain the reasons for the issuance of Series B warrants to the Habibs.

Response:

In arms length negotiations, the Habib’s negotiated the compensation for valuable considerations in respect to their role in brokering and negotiating the transaction, as well as accounting services in preparation of the audit.  Accordingly, each of the three Habib’s received 2% of the outstanding shares of the Company  equaling 268,383 common shares each,  plus 292,333 Series A warrants each,  plus and 667,000 Series B Warrants each.

Warrant Schedule, Page 31

6.
It appears that the first table on pare 31 under “Warrant Schedule” represents the number of shares issued to each person that than the number of warrants to be issued to each person. Please revise as appropriate. In addition, disclose the meaning of the percentage column in the first table under “Warrant Schedule”.

Response:  We amended the section as follows:

The following represents the Common Stock issued to the parties below:

Percentage of Outstanding Shares

Peter Michael Habib	341,443	2.5%
Joseph Thomas Habib	341,443	2.5%
David John Habib	341,443	2.5%
Alexander Nicholas Sanfilippo	438,360	3.26%

 The following represents the  Warrants to be issued to the parties below:*

	Number of	Number of
	Warrants Series A	Warrants Series B
	Exercisable @ $2.50*	Exercisable @ $2.00 *

Peter Michael Habib	334,000	667,000
Joseph Thomas Habib	333,000	666,000
David John Habib	334,000	667,000
Alexander Nicholas Sanfilippo	250,000	-

*The warrants will be issued after the forward split of shares is effectuated, and the exercise price of $2.50 and $2.00 is based on the price of the shares post forward split .   Except for Peter Habib who has been named as  a Director of our Company, none of the other Habib's nor Mr. Sanfilippo exert any  influence or control of our Company.

Recent Sales of Unregistered Securities, page 33

7.	Please provide disclosure here and under Item 3.02 of the sale of your shares, Series A warrants and Series B warrants to Messrs. Peter Habib, Joseph Habib, David Habib and Alexander Sanflippo.

Response:

We provided the disclosure regarding the Habib’s common share issuances and warrant in both sections.

Exhibits

8.
We note your response to comment nine in our letter dated March 17, 2011. Although we note that there was no additional warrant agreement between the company and the Habib group, please explain whether there were any written agreements between the Habibs/Sanflippo and the company and/or Mr. Haddad pursuant to which the Habibs/Sanflippo provided the funding for Mr. Haddad’s acquisition of the shell in return for securities. If so, file the agreements as exhibits.

Response:

No agreement existed between the Company and/or Mr. Haddad with the Habib Group or any member thereof.

The Company hereby acknowledges that

• the Company is responsible for the adequacy and accuracy of the disclosures in this filing;

• staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 412-884-3028 x217  with any comments or questions regarding the Company’s response.

Sincerely,

/s/ Deric Haddad
April 14, 2010

Deric Haddad, Chief Executive Officer

IVT Software, Inc.